Exhibit 99(a)(1)(m)

Dear Plan Participant,

        Recently you should have received tender offer materials related to your investment in CA, Inc. stock within your individual account under the CA, Inc. Savings Harvest Plan. It has come to our attention that there was a typographical error within our letter to CASH Plan participants.

        The first sentence under the section entitled 'Background' includes the phrase '…at a price no greater than $22.50 nor less than $24.50...' This phrase should instead read '...at a price no greater than $24.50 nor less than $22.50...'

        We apologize for any inconvenience. If you would like to receive a new Direction Form or if you have any questions concerning the procedure to tender shares of CA, Inc. attributable to your individual account under the CASH Plan, please call Fidelity at (800) 354-7123

        Fidelity Management Trust Company